NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Wednesday, March 22, 2006

Contact:

Investor Relations

(No.2006-03-07)

Phone (604) 684-2181

info@northerncanadian.ca

NORTHERN CANADIAN COMMENCES TRADING

ON THE FRANKFURT STOCK EXCHANGE

Vancouver, British Columbia – March 22, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the “Company”) is pleased to announce that the Company’s common shares are now listed on the Frankfurt Stock Exchange and have commenced trading under the trading symbol N4I (WKN-A0F46N).

The listing on the Frankfurt Stock Exchange was viewed by management as a good opportunity to increase liquidity for European shareholders and to broaden the Company’s shareholder base.

About Northern Canadian Minerals Inc.

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (Vice President-Exploration), a geologist with over 28 years of exploration experience.  NCA is currently reviewing new projects in highly prospective uranium camps to further add to its portfolio of properties.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen Varshney ”

Praveen K. Varshney, President

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca